SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2014

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petróleo Brasileiro S.A. – Petrobras

Consolidated financial statements at

March 31, 2014 with report of independent

registered public accounting firm

Petróleo Brasileiro S.A. – Petrobras

Contents

Report of Independent Registered Public Accounting Firm		3
Consolidated Statement of Financial Position		4
Consolidated Statement of Income		5
Consolidated Statement of Comprehensive Income		6
Consolidated Statement of Cash Flows		7
Consolidated Statement of Changes in Shareholders’ Equity		8
Notes to the financial statements		9
1.	The Company and its operations	9
2.	Basis of preparation of interim financial information	9
3.	Basis of consolidation	10
4.	Summary of significant accounting policies	10
5.	Cash and cash equivalents	10
6.	Marketable securities	10
7.	Trade and other receivables	11
8.	Inventories	12
9.	Disposal of assets and legal mergers	12
10.	Investments	15
11.	Property, plant and equipment	16
12.	Intangible assets	17
13.	Exploration for and evaluation of oil and gas reserves	18
14.	Trade payables	19
15.	Finance debt	19
16.	Leases	22
17.	Related parties	23
18.	Provision for decommissioning costs	24
19.	Taxes	25
20.	Employee benefits (Post-Employment)	28
21.	Shareholders’ equity	30
22.	Sales revenues	30
23.	Other operating expenses, net	31
24.	Expenses by nature	31
25.	Net finance income (expense)	32
26.	Supplemental information on statement of cash flows	32
27.	Segment Information	33
28.	Provisions for legal proceedings, contingent liabilities and contingent assets	37
29.	Collateral in connection with concession agreements for petroleum exploration	41
30.	Risk management	41
31.	Fair value of financial assets and liabilities	45
32.	Subsequent events	46
33.	Information Related to Guaranteed Securities Issued by Subsidiaries	46

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
Petróleo Brasileiro S.A. - Petrobras

We have reviewed the accompanying condensed consolidated statement of financial position of Petróleo Brasileiro S.A. - Petrobras and its subsidiaries as of March 31, 2014, the related condensed consolidated statement of income, of cash flows and of comprehensive income for the three-month periods ended March 31, 2014 and March 31, 2013 and the condensed statement of changes in shareholders’ equity for the three-month periods ended March 31, 2014 and March 31, 2013. This interim financial information is the responsibility of the Company's management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying condensed consolidated interim financial information for it to be in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet as of December 31, 2013, and the related consolidated statements of income, of comprehensive income, of cash flows (not presented herein) and of shareholders’ equity for the year then ended, and in our report dated February 25, 2014, we expressed an unqualified opinion on those consolidated financial statements.  In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2013, is fairly stated in all material respects in relation to the consolidated balance sheet from which it has been derived.

Rio de Janeiro, Brazil

May 9, 2014

/s/ PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5 “F” RJ

/s/ Marcos Donizete Panassol

Contador CRC 1SP155975

Petróleo Brasileiro S.A. – Petrobras

Consolidated Statement of Financial Position

March 31, 2014 and December 31, 2013

(Expressed in millions of US Dollars, unless otherwise indicated)

Assets	Note	03.31.2014	12.31.2013	Liabilities	Note	03.31.2014	12.31.2013
Current assets				Current liabilities
Cash and cash equivalents	5	30,255	15,868	Trade payables	14	11,889	11,919
Marketable securities	6	4,430	3,885	Current debt	15	9,635	8,001
Trade and other receivables, net	7.1	10,624	9,670	Finance lease obligations	16.1	18	16
Inventories	8	15,581	14,225	Income taxes payable	19.1	325	281
Recoverable income taxes	19.1	1,148	1,060	Other taxes payable	19.2	4,460	4,669
Other recoverable taxes	19.2	3,982	3,911	Dividends payable	21.2	4,210	3,970
Advances to suppliers		679	683	Payroll, profit sharing and related charges		2,811	2,052
Other current assets		1,451	946	Pension and medical benefits	20	887	816
		68,150	50,248	Others		2,265	2,429
						36,500	34,153
Assets classified as held for sale	9.2	2,405	2,407	Liabilities on assets classified as held for sale	9.2	506	1,073
		70,555	52,655			37,006	35,226

Non-current assets				Non-current liabilities
Long-term receivables				Non-current debt	15	126,440	106,235
Trade and other receivables, net	7.1	5,091	4,532	Finance lease obligations	16.1	74	73
Marketable securities	6	130	131	Deferred income taxes	19.3	11,323	9,906
Judicial deposits	28	2,699	2,504	Pension and medical benefits	20	12,428	11,757
Deferred income taxes	19.3	1,187	1,130	Provisions for legal proceedings	28	1,362	1,246
Other tax assets	19.2	5,825	5,380	Provision for decommissioning costs	18	7,307	7,133
Advances to suppliers		3,213	3,230	Others		1,249	724
Others		2,110	1,875
		20,255	18,782			160,183	137,074
				Total liabilities		197,189	172,300

				Shareholders' equity	21
Investments	10.1	6,902	6,666	Share capital		107,371	107,371
Property, plant and equipment	11.1	240,793	227,901	Additional paid in capital		353	395
Intangible assets	12.1	15,898	15,419	Profit reserves		77,187	75,689
		283,848	268,768	Accumulated other comprehensive income (loss)		(28,264)	(34,928)
				Attributable to the shareholders of Petrobras		156,647	148,527
				Non-controlling interests		567	596
				Total Equity		157,214	149,123
Total Assets		354,403	321,423	Total liabilities and shareholder's equity		354,403	321,423
The Notes form an integral part of these Financial Statements.

Petróleo Brasileiro S.A. – Petrobras

Consolidated Statement of Income

March 31, 2014 and 2013

(Expressed in millions of US Dollars, unless otherwise indicated)

	Note	Jan-Mar/2014	Jan-Mar/2013

Sales revenues	22	34,494	36,345
Cost of sales		(26,265)	(26,897)
Gross profit		8,229	9,448

Income (expenses)
Selling expenses		(1,154)	(1,150)
General and Administrative expenses		(1,083)	(1,238)
Exploration costs		(646)	(642)
Research and development expenses		(250)	(337)
Other taxes		(138)	(112)
Other operating expenses, net	23	(1,755)	(827)
		(5,026)	(4,306)

Net income before financial results, profit sharing and income taxes		3,203	5,142

Finance Income		441	487
Finance Expenses		(782)	(601)
Foreign exchange and inflation indexation charges		268	810
Net finance income (expense)	25	(73)	696

Share of profit / gains on interest in equity-accounted investments		221	78

Profit sharing	20.1	(142)	(207)

Net income before income taxes		3,209	5,709

Income taxes	19.4	(763)	(1,784)

Net income		2,446	3,925

Net income (loss) attributable to:
Shareholders of Petrobras		2,280	3,854
Non-controlling interests		166	71

		2,446	3,925

Basic and diluted earnings per weighted-average of common and preferred share in U.S. dollars	21.3	0.17	0.30

The Notes form an integral part of these Financial Statements.

Petróleo Brasileiro S.A. – Petrobras

Consolidated Statement of Comprehensive Income

March 31, 2014 and 2013

(Expressed in millions of US Dollars, unless otherwise indicated)

	Jan-Mar/2014	Jan-Mar/2013

Net income	2,446	3,925

Items that will not be reclassified to profit or loss:
Cumulative translation adjustments	4,480	2,123
	4,480	2,123
Items that may be reclassified subsequently to profit or loss:
Unrealized gains / (losses) on available-for-sale securities
Reclassified to profit or loss	−	(45)
Deferred income tax	−	15
	−	(30)
Unrealized gains / (losses) on cash flow hedge
Recognized in shareholders' equity	1,648	21
Reclassified to profit or loss	200	(1)
Deferred income tax	(627)	−
	1,221	20

Share of other comprehensive income of equity-accounted investments	59	−

	1,280	(10)

Other comprehensive income (loss):	5,760	2,113

Total Comprehensive income (loss)	8,206	6,038
Comprehensive income (loss) attributable to:
Shareholders of Petrobras	8,162	5,992
Non-controlling interests	44	46
Total comprehensive income (loss)	8,206	6,038

The Notes form an integral part of these Financial Statements.

Petróleo Brasileiro S.A. – Petrobras

Consolidated Statement of Cash Flows

March 31, 2014 and 2013

(Expressed in millions of US Dollars, unless otherwise indicated)

	Jan-Mar/2014	Jan-Mar/2013

Cash flows from Operating activities
Net income attributable to the shareholders of Petrobras	2,280	3,854
Adjustments for:
Non-controlling interests	166	71
Share of (profit) loss of equity-accounted investments	(221)	(78)
Depreciation, depletion and amortization	3,013	3,198
Impairment charges on property, plant and equipment and other assets	117	74
Exploration expenditures written off	447	304
(Gains) / losses on disposal / write-offs of non-current assets	(247)	(15)
Foreign exchange variation, indexation and finance charges	599	(528)
Deferred income taxes, net	290	1,063
Pension and medical benefits (actuarial expense)	440	703
Decrease / (Increase) in assets
Trade and other receivables, net	(1,078)	187
Inventories	(1,045)	(1,165)
Other assets	(846)	(266)
Increase/(Decrease) in liabilities
Trade payables	(205)	201
Taxes payable	(539)	(216)
Pension and medical benefits	(142)	(149)
Other liabilities	952	217
Net cash provided by operating activities	3,981	7,455
Cash flows from Investing activities
Capital expenditures	(8,750)	(9,241)
Investments in investees	(5)	−
Receipts from disposal of assets (divestment)	368	4
Investments in marketable securities	(307)	1,046
Dividends received	154	14
Net cash (used in) investing activities	(8,540)	(8,177)
Cash flows from Financing activities
Acquisition of Non-controlling interest	(46)	(52)
Proceeds from long-term financing	22,803	3,672
Repayment of principal	(2,595)	(1,539)
Repayment of interest	(1,595)	(1,566)
Net cash provided by financing activities	18,567	515

Effect of exchange rate changes on cash and cash equivalents	379	211

Net increase/ (decrease) in cash and cash equivalents	14,387	4

Cash and cash equivalents at the beginning of the year	15,868	13,520

Cash and cash equivalents at the end of the year	30,255	13,524

The Notes form an integral part of these Financial Statements.

Petróleo Brasileiro S.A. – Petrobras

Consolidated Statement of Changes in Shareholders’ Equity

March 31, 2014 and 2013

(Expressed in millions of US Dollars, unless otherwise indicated)

		Additional paid in capital		Accumulated other comprehensive income			Profit Reserves
	Share Capital	Incremental costs attributable to the issue of new shares	Change in interest in subsidiaries	Cumulative translation adjustment	Actuarial gains (losses) on defined benefit plans	Other comprehensive income and deemed cost	Legal	Statutory	Tax incentives	Profit retention	Retained earnings	Shareholders' equity attributable to shareholders	Non-controlling interests	Total shareholders' equity
Balance at December 31, 2012	107,362	(279)	628	(6,732)	(7,748)	102	7,364	1,645	729	57,582	(82)	160,571	1,152	161,723
Capital increase with reserves	−	−	−	−	−	−	−	−	−	−	−	−	−	−
Realization of deemed cost	−	−	−	−	−	(1)	−	−	−	−	1	−	−	−
Change in interest in subsidiaries	−	−	7	−	−	−	−	−	−	−	−	7	(92)	(85)
Net income	−	−	−	−	−	−	−	−	−	−	3,854	3,854	71	3,925
Other comprehensive income	−	−	−	2,335	−	(10)	−	−	−	−	(187)	2,138	(25)	2,113
Appropriations:
Allocation of net income	−	−	−	−	−	−	−	−	−	−	−	−	−	−
Dividends	−	−	−	−	−	−	−	−	−	−	−	−	−	−
Balance at March 31, 2013	107,362	(279)	635	(4,397)	(7,748)	91	7,364	1,645	729	57,582	3,586	166,570	1,106	167,676

Balance at January 1, 2014	107,371	(279)	674	(28,334)	(2,505)	(4,089)	7,919	2,182	729	64,859	−	148,527	596	149,123
Capital increase with reserves	−	−	−	−	−	−	−	−	−	−		−	−	−
Realization of deemed cost	−	−	−	−	−	(1)	−	−	−	−	1	−	−	−
Change in interest in subsidiaries	−	−	(42)	−	−	−	−	−	−	−		(42)	(73)	(115)
Net income	−	−	−	−	−	−	−	−	−	−	2,280	2,280	166	2,446
Other comprehensive income	−	−	−	5,385	−	1,280	−	−	−	−	(783)	5,882	(122)	5,760
Appropriations:
Allocation of net income	−	−	−	−	−	−	−	−	−	−	−	−	−	−
Dividends	−	−	−	−	−	−	−	−	−	−	−	−	−	−
	107,371	(279)	632	(22,949)	(2,505)	(2,810)	7,919	2,182	729	64,859	1,498	156,647	567	157,214
Balance at March 31, 2014	107,371		353			(28,264)					77,187	156,647	567	157,214

The Notes form an integral part of these Financial Statements.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

1.            The Company and its operations

Petróleo Brasileiro S.A. - Petrobras is dedicated, directly or through its subsidiaries  (referred to jointly as “Petrobras” or “the Company”) to prospecting, drilling, refining, processing, trading and transporting crude oil from producing onshore and offshore oil fields and from shale or other rocks, as well as oil products, natural gas and other liquid hydrocarbons. In addition, Petrobras carries out energy related activities, such as research, development, production, transport, distribution and trading of all forms of energy, as well as any other correlated or similar activities. The Company’s head office is located in Rio de Janeiro – RJ, Brazil.

2.            Basis of preparation of interim financial information

The consolidated interim financial information has been prepared and is being presented in accordance with IAS 34 – Interim Financial Reporting as issued by the International Accounting Standards Board (IASB). The information is presented in U.S. dollars.

This interim financial information presents the significant changes which occurred in the period, avoiding repetition of certain notes to the financial statements previously reported. Hence it should be read together with the Company’s annual financial statements for the year ended December 31, 2013, which include the full set of notes.

Petrobras has selected the U.S. Dollar as its presentation currency. The financial statements have been translated from the functional currency (Brazilian Real) into the presentation currency (U.S. Dollar) in accordance with IAS 21 - The effects of changes in foreign exchange rates. All assets and liabilities are translated into U.S. dollars at the closing rate at the date of the financial statements; income and expenses, as well as the cash flows are translated into U.S. dollars using the average exchange rates prevailing during the year. All exchange differences arising from the translation of the consolidated financial statements from the functional currency into the presentation currency are recognized as cumulative translation adjustments (CTA) within accumulated other comprehensive income in the consolidated statements of changes in shareholders’ equity.

The cumulative translation adjustments were set to nil at January 1, 2009 (the date of transition to IFRS).

The consolidated interim financial information was approved and authorized for issue by the Company’s Board of Directors in a meeting held on May 9, 2014.

2.1.       Accounting estimates

The preparation of the interim financial information requires the use of estimates and assumptions for certain assets, liabilities and other transactions.  These estimates include: oil and gas reserves, pension and medical benefits liabilities, depreciation, depletion and amortization, decommissioning costs, provisions for legal proceedings, fair value of financial instruments, present value adjustments of trade receivables and payables from relevant transactions and income taxes. Even though our management uses assumptions and judgments that are periodically reviewed, the actual results could differ from these estimates.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

3.            Basis of consolidation

The consolidated interim financial information includes the quarterly information of Petrobras, its subsidiaries, joint operations and consolidated structured entities.

There were no significant changes in the consolidated entities in the three-month period ended March 31, 2014.

The main disposal of assets and legal mergers are set out in note 9.

4.            Summary of significant accounting policies

The same accounting policies and methods of computation were followed in this consolidated interim financial statements as those followed in the preparation of the annual financial statements of the Company for the year ended December 31, 2013.

5.            Cash and cash equivalents

	03.31.2014	12.31.2013
Cash at bank and in hand	773	951
Short-term financial investments
- In Brazil
Single-member funds (Interbank Deposit) and other short-term deposits	6,703	3,493
Other investment funds	9	53
	6,712	3,546
- Abroad	22,770	11,371
Total short-term financial investments	29,482	14,917
Total cash and cash equivalents	30,255	15,868

6.            Marketable securities

	03.31.2014	12.31.2013
Trading securities	4,423	3,878
Available-for-sale securities	13	17
Held-to-maturity securities	124	121
	4,560	4,016
Current	4,430	3,885
Non-current	130	131

Trading securities refer mainly to investments in government bonds that have maturities of more than 90 days. These assets are classified as current assets due to the expectation of their realization in the short term.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

7.            Trade and other receivables

7.1.       Trade and other receivables, net

	03.31.2014	12.31.2013
Trade receivables
Third parties	10,509	9,847
Related parties (Note 17)
Investees	871	658
Receivables from the electricity sector	2,700	2,156
Petroleum and alcohol accounts -Federal Government	370	357
Other receivables	2,708	2,590
	17,158	15,608
Provision for impairment of trade receivables	(1,443)	(1,406)
	15,715	14,202
Current	10,624	9,670
Non-current	5,091	4,532

7.2.       Changes in the provision for impairment of trade receivables

	03.31.2014	12.31.2013
Opening balance	1,406	1,452
Additions (*)/ (**)	34	217
Write-offs (*)	(46)	(69)
Cumulative translation adjustment	49	(194)
Closing balance	1,443	1,406

Current	835	800
Non-current	608	606

(*) Includes exchange differences arising from translation of the provision for impairment of trade receivables in companies abroad.
(**) Amounts recognized in profit or loss as selling expenses.

7.3.       Trade and other receivables overdue - Third parties

	03.31.2014	12.31.2013
Up to 3 months	466	692
From 3 to 6 months	265	159
From 6 to 12 months	333	362
More than 12 months	1,814	1,643
	2,878	2,856

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

8.            Inventories

	31.03.2014	31.12.2013
Crude Oil	5,866	5,849
Oil Products	5,945	4,985
Intermediate products	1,028	924
Natural Gas and LNG (*)	409	401
Biofuels	269	158
Fertilizers	24	26
	13,541	12,343
Materials, supplies and others	2,104	1,935
	15,645	14,278
Current	15,581	14,225
Non-current	64	53

(*) Liquid Natural Gas

Consolidated inventories are presented net of a US$ 35 allowance reducing inventories to net realizable value (US$ 88 as of December 31, 2013), mainly due to the volatility of international prices of crude oil and oil products. The amounts recognized in profit or loss as other operating expenses are set out in note 23.

A portion of the crude oil and/or oil products inventories have been pledged as security for the Terms of Financial Commitment (TFC) signed by Petrobras and Petros in the amount of US$ 3,279 (US$ 2,976 as of December 31, 2013), as set out in note 20.

9.            Disposal of assets and legal mergers

9.1.       Disposal of assets

Brasil PCH

On June 14, 2013, Petrobras entered into an agreement with Cemig Geração e Transmissão S.A. (which further assigned the sale and purchase contract to Chipley SP Participações) for the disposal of its entire equity interest in Brasil PCH S.A., equivalent to 49% of the voting stock, for a consideration of U.S.$ 304, excluding contractual price adjustments.

On February 14, 2014, the remaining conditions precedent for this transaction were met and the disposal was concluded for a total amount of U.S.$ 301, including contractual price adjustments. A gain of U.S.$ 274 before taxes was recognized as other operating income (expenses).

Innova S.A.

On August 16, 2013, the Board of Directors of Petrobras approved the disposal of 100% of the share capital of Innova S.A. to Videolar S.A. and its controlling shareholder, at a consideration of U.S.$ 369, subject to price adjustment before the transaction is concluded.

The transaction was approved in a Shareholders’ Extraordinary General Meeting held on September 30, 2013 and its conclusion is subject to certain conditions, including the approval by Conselho Administrativo de Defesa Econômica – CADE.

Due to the pending conditions precedent for conclusion of this transaction, the assets and associated liabilities involved in this transaction were classified as held for sale.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Petrobras Colombia Limited (PEC)

On September  13, 2013, the Board of Directors of Petrobras approved the disposal of 100% of the share capital of Petrobras Colombia Limited (PEC), a subsidiary of Petrobras International Braspetro B.V. (PIB BV), to Perenco Colombia Limited, for a consideration of U.S.$ 380, subject to price adjustment before the closing of the transaction.

On April 30, 2014 the transaction was concluded and assets and liabilities were transferred to Perenco. Gains or losses on the transaction will be determined based on book values as of this date and other contractual adjustments.

Due to the pending conditions precedent for conclusion of this transaction as of March 31, 2014, the assets and associated liabilities involved in the transaction were classified as held for sale.

Petrobras Energia  Peru S.A.

On November 13, 2013, the Board of Directors of Petrobras approved the disposal of 100% of Petrobras Energia Peru S.A. by Petrobras de Valores Internacional de España S.L. – PVIE and Petrobras International Braspetro B.V. – PIB BV to China National Petroleum Corporation (CNPC), for U.S.$ 2,647, subject to price adjustment before the transaction is concluded.

The transaction is subject to certain conditions precedent, including approval by the Chinese and Peruvian governments, as well as compliance with the procedures under their "Joint Operating Agreement (JOA)", where applicable.

Due to the pending conditions precedent for the conclusion of this transaction, the assets and corresponding liabilities were classified as held for sale.

9.2.       Assets classified as held for sale

Assets classified as held for sale and associated liabilities, classified under the Company’s current assets and current liabilities are comprised of the following items and business segments:

						Consolidated
					03.31.2014	12.31.2013
	Exploration and Production	Refining, Transport. & Marketing	International	Others	Total	Total
Assets classified as held for sale
Property, plant and equipment	51	123	1,580	1	1,755	1,780
Trade receivables	−	120	28	−	148	136
Inventories	−	80	125	−	205	121
Investments	−	10	11	−	21	54
Cash and Cash Equivalents	−	−	67	−	67	121
Others	−	15	194	−	209	195
	51	348	2,005	1	2,405	2,407

Liabilities on assets classified as held for sale
Trade Payables	−	(14)	(71)	−	(85)	(164)
Provision for decommissioning costs	−	−	(31)	−	(31)	(30)
Non-current debt	−	(3)	(20)	−	(23)	(612)
Others	−	(56)	(311)	−	(367)	(267)
	−	(73)	(433)	−	(506)	(1,073)

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

9.3.       Legal mergers

On April 2, 2014, the Shareholders’ Extraordinary General Meeting of Petrobras approved the following mergers of subsidiaries into Petrobras, which did not increase share capital or additional paid in capital:

- Termoaçu S.A.;
- Termoceará Ltda.;
- Companhia Locadora de Equipamentos Petrolíferos – CLEP.

The objective of these mergers is to simplify the corporate structure of the Company, reduce costs and capture synergies. These mergers did not affect the consolidated financial statements.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

10.        Investments

10.1.   Investments in associates and joint ventures

	03.31.2014	12.31.2013
Investments measured using equity method
Braskem S.A.	2,363	2,201
Petrobras Oil & Gas BV	1,658	1,707
State-controlled Natural Gas Distributors	583	533
Guarani S.A.	529	510
Petroritupano - Orielo	197	198
Petrowayu - La Concepción	184	185
Nova Fronteira Bionergia S.A.	178	170
Other petrochemical investees	96	84
UEG Araucária	72	59
Transierra S.A.	70	68
Petrokariña - Mata	66	66
Other associates	883	863
	6,879	6,644
Other investments	23	22
	6,902	6,666

10.2.   Investments in listed companies

	Thousand-share lot			Quoted stock exchange prices (US$ per share)		Market value
Company	03.31.2014	12.31.2013	Type	03.31.2014	12.31.2013	03.31.2014	12.31.2013

Indirect subsidiary
Petrobras Argentina	1,356,792	1,356,792	Common	0.68	0.80	917	1,083
						917	1,083

Associate
Braskem	212,427	212,427	Common	6.18	7.04	1,312	1,496
Braskem	75,793	75,793	Preferred A	7.86	8.96	596	680
						1,908	2,176

The market value of these shares does not necessarily reflect the realizable value of a large block of shares.

Braskem S.A. - Investment in publicly traded associate:

Braskem’s shares are publicly traded on stock exchanges in Brazil and abroad. The quoted market value as of March 31, 2014, was US$ 1,908, based on the quoted values of both Petrobras’ share in common stock (47% of the outstanding shares), and preferred stock (22% of the outstanding shares). However, there is extremely limited trading of the common shares, since non-signatories of the shareholders’ agreement hold only approximately 3% of the common shares.

In addition, given the operational relationship between Petrobras and Braskem, the recoverable amount of the investment, for impairment testing purposes, was determined based on value in use, considering the Company’s share of the future cash flows projected for Braskem. As the recoverable amount was higher than the carrying amount, no impairment losses were recognized for this investment.

The main assumptions on which cash flow projections to determine the value in use of Braskem were based are set out in note 14 to our audited consolidated financial statements for the year ended December 31, 2013.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

11.        Property, plant and equipment

11.1.   By class of assets

	Land, buildings and improvement	Equipment and other assets	Assets under construction (*)	Exploration and development costs (Oil and gas producing properties)	Total
Balance at January 1, 2013	8,164	81,708	81,663	33,366	204,901
Additions	68	1,794	36,125	663	38,650
Additions to / review of estimates of decommissioning costs	−	−	−	(629)	(629)
Capitalized borrowing costs	−	−	3,909	−	3,909
Business combinations	17	31	16	−	64
Write-offs	(4)	(121)	(2,399)	(25)	(2,549)
Transfers (***)	1,224	23,626	(29,620)	25,896	21,126
Depreciation, amortization and depletion	(518)	(7,513)	−	(4,939)	(12,970)
Impairment recognition (****)	−	(11)	(6)	(85)	(102)
Impairment reversal (****)	−	49	−	72	121
Cumulative translation adjustment	(1,083)	(9,158)	(9,930)	(4,449)	(24,620)
Balance at December 31, 2013	7,868	90,405	79,758	49,870	227,901
Cost	10,729	133,368	79,758	77,117	300,972
Accumulated depreciation, amortization and depletion	(2,861)	(42,963)	−	(27,247)	(73,071)
Balance at December 31, 2013	7,868	90,405	79,758	49,870	227,901
Additions	1	426	7,747	63	8,237
Additions to / review of estimates of decommissioning costs	−	−	−	5	5
Capitalized borrowing costs	−	−	944	−	944
Write-offs	(6)	(20)	(433)	(33)	(492)
Transfers	643	2,081	(5,511)	3,187	400
Depreciation, amortization and depletion	(141)	(1,773)	−	(1,050)	(2,964)
Cumulative translation adjustment	266	2,244	2,651	1,601	6,762
Balance at March 31, 2014	8,631	93,363	85,156	53,643	240,793
Cost	11,710	139,073	85,156	82,338	318,277
Accumulated depreciation, amortization and depletion	(3,079)	(45,710)	−	(28,695)	(77,484)
Balance at March 31, 2014	8,631	93,363	85,156	53,643	240,793

Weighted average of useful life in years	25 (25 to 40 ) (except land)	20 (3 to 31) (**)		Units of production method

(*) See note 27 for assets under construction by business area
(**) Includes exploration and production assets depreciated based on the units of production method.

(***) Includes the amount of US$ 22,134, reclassified from Intangible Assets to Property, Plant and Equipment as a result of the declaration of commerciality of areas of the Assignment Agreement (Franco and Sul de Tupi).

(****) Impairment charges and reversals are recognized in profit or loss as other operating expenses.

As of March 31, 2014, property, plant and equipment includes assets under finance leases of US$ 89 (US$ 86 at December 31, 2013).

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

12.        Intangible assets

12.1.   By class of assets

		Softwares
	Rights and Concessions	Acquired	Developed in-house	Goodwill	Total
Balance at January 1, 2013	38,513	188	577	461	39,739
Addition	2,931	33	128	−	3,092
Capitalized borrowing costs	−	−	12	−	12
Write-offs	(80)	(2)	(3)	−	(85)
Transfers (**)	(22,222)	(15)	(14)	(17)	(22,268)
Amortization	(38)	(47)	(133)	−	(218)
Impairment recognition (***)	(524)	−	−	−	(524)
Cumulative translation adjustment	(4,199)	(15)	(71)	(44)	(4,329)
Balance at December 31, 2013	14,381	142	496	400	15,419
Cost	14,804	607	1,442	400	17,253
Accumulated amortization	(423)	(465)	(946)	−	(1,834)
Balance at December 31, 2013	14,381	142	496	400	15,419
Addition	57	8	27	−	92
Capitalized borrowing costs	−	−	2	−	2
Write-offs	(82)	−	(11)	−	(93)
Transfers	2	2	−	−	4
Amortization	(10)	(10)	(29)	−	(49)
Impairment reversal (***)	6	−	−	−	6
Cumulative translation adjustment	487	3	17	10	517
Balance at March 31, 2014	14,841	145	502	410	15,898
Cost	15,272	646	1,513	410	17,841
Accumulated amortization	(431)	(501)	(1,011)	−	(1,943)
Balance at March 31, 2014	14,841	145	502	410	15,898

Estimated useful life - years	(*)	5	5	Indefinite

(*) See note 3.9 (Intangible assets) of the financial statements of December 31,2013.

(**) Includes the amount of US$ 22,134, reclassified from Intangible Assets to Property, Plant and Equipment as a result of the declaration of commerciality of areas of the Assignment Agreement (Franco and Sul de Tupi).

(***) Impairment charges and reversals are recognized in profit or loss as other operating expenses.

12.2.   Concession for exploration of oil and natural gas - Assignment Agreement (“Cessão Onerosa”)

As of March 31, 2014, the Company’s intangible assets include US$ 10,791 (US$ 10,424 at December 31, 2013) related to the Assignment Agreement, net of amounts paid as signature bonuses for Franco (now Campo de Búzios) and Sul de Tupi (now Campo de Sul de Lula) which have been transferred to property, plant and equipment, as set out in note 13.1 to our consolidated financial statements for the period ended December 31, 2013.

Petrobras, the Federal Government (assignor) and the ANP (regulator and inspector) entered into the Assignment Agreement in 2010, which grants the Company the right to carry out prospection and drilling activities for oil, natural gas and other liquid hydrocarbons located in blocks in the pre-salt area (Franco, Florim, Nordeste de Tupi, Entorno de Iara, Sul de Guará and Sul de Tupi), limited to the production of five billion barrels of oil equivalent in up to 40 (forty) years and renewable for a further 5 (five) years upon certain conditions having been met.

The agreement establishes that, immediately after the declaration of commerciality for each area, the review procedures, which must be based on independent technical appraisal reports, will commence. The review of the Assignment Agreement will be concluded after the date of the last declaration of commerciality.

If the review determines that the value of acquired rights is greater than initially paid, the Company may be required to pay the difference to the Federal Government, or may proportionally reduce the total volume of barrels acquired in the terms of the agreement. If the review determines that the value of the acquired rights is lower than initially paid by the Company, the Federal Government will reimburse the Company for the difference by delivering cash or bonds, subject to budgetary regulations.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Once the effects of the aforementioned review become probable and can be reliably measured, the Company will make the respective adjustments to the purchase prices of the rights.

The agreement also establishes a compulsory exploration program for each one of the blocks and minimum commitments related to the acquisition of goods and services from Brazilian suppliers in the exploration and development stages, which will be subject to certification by the ANP. In the event of non-compliance, the ANP may apply administrative sanctions pursuant to the terms in the agreement.

Based on drilling results obtained so far, expectations regarding the production potential of the areas are being confirmed and the Company will continue to develop its investment program and activities as established in the agreement.

13.        Exploration for and evaluation of oil and gas reserves

The exploration and evaluation activities include the search for oil and gas from obtaining the legal rights to explore a specific area until the declaration of the technical and commercial viability of the reserves.

Changes in the balances of capitalized costs directly associated with exploratory wells pending determination of proved reserves and the balance of amounts paid for obtaining rights and concessions for exploration of oil and natural gas (capitalized acquisition costs) are set out in the table below:

Capitalized Exploratory Well Costs / Capitalized Acquisition Costs (*)	03.31.2014	12.31.2013
Property plant and equipment
Opening Balance	8,802	10,649
Additions to capitalized costs pending determination of proved reserves	1,167	4,981
Capitalized exploratory costs charged to expense	(311)	(1,251)
Transfers upon recognition of proved reserves	(235)	(4,174)
Cumulative translation adjustment	329	(1,403)
Closing Balance	9,752	8,802
Intangible Assets (**)	14,300	13,880
Capitalized Exploratory Well Costs / Capitalized Acquisition Costs	24,052	22,682

(*) Amounts capitalized and subsequently expensed in the same period have been excluded from the table above.
(**) The balance of intangible assets comprises mainly the amounts related to the Assignment Agreement (note 12.2).

Exploration costs recognized in profit or loss and cash used in oil and gas exploration and evaluation activities are set out in the table below:

Exploration costs recognized in profit or loss	Jan-Mar/2014	Jan-Mar/2013

Geological and Geophysical Expenses	179	321
Exploration expenditures written off (incl.dry wells and signature bonuses)	447	304
Other exploration expenses	20	17
Total expenses	646	642

Cash used in activities	Jan-Mar/2014	Jan-Mar/2013

Operating activities	198	383
Investment activities	1,229	1,564
Total cash used	1,427	1,947

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

14.        Trade payables

	03.31.2014	12.31.2013
Current Liabilities
Third parties
In Brazil	5,403	5,346
Abroad	5,676	6,061
Related parties (note 17)	810	512
	11,889	11,919

15.        Finance debt

	Export Credit Agencies	Banking Market	Capital Market	Others	Total
Non-current
In Brazil
Opening balance at January 1 , 2013	−	30,977	1,255	64	32,296
Additions (new funding obtained)	−	10,463	237	−	10,700
Interest incurred during the period	−	86	16	3	105
Foreign exchange/inflation indexation charges	−	1,510	54	2	1,566
Transfer from long term to short Term	−	(9,894)	(181)	(13)	(10,088)
Transfer to liabilities associated with assets classified as held for sale	−	(14)	−	−	(14)
Cumulative translation adjustment (CTA)	−	(4,128)	(170)	(7)	(4,305)
Balance at December 31, 2013	−	29,000	1,211	49	30,260
Abroad
Opening balance at January 1 , 2013	5,045	19,484	31,031	629	56,189
Additions (new funding obtained)	1,557	9,178	10,990	87	21,812
Interest incurred during the period	1	14	36	8	59
Foreign exchange/inflation indexation charges	159	893	280	30	1,362
Transfer from long term to short Term	(671)	(1,310)	(418)	(42)	(2,441)
Transfer to liabilities associated with assets classified as held for sale	−	(393)	−	−	(393)
Cumulative translation adjustment (CTA)	(286)	(958)	653	(22)	(613)
Balance at December 31, 2013	5,805	26,908	42,572	690	75,975
Total Balance at December 31, 2013	5,805	55,908	43,783	739	106,235
Non-current
In Brazil
Opening balance at January 1 , 2014	−	29,000	1,211	49	30,260
Additions (new funding obtained)	−	2,955	−	−	2,955
Interest incurred during the period	−	30	11	−	41
Foreign exchange/inflation indexation charges	−	(293)	15	1	(277)
Transfer from long term to short Term	−	(448)	(41)	(5)	(494)
Cumulative translation adjustment (CTA)	−	1,119	41	1	1,161
Balance at March 31, 2014	−	32,363	1,237	46	33,646
Abroad
Opening balance at January 1 , 2014	5,805	26,908	42,572	690	75,975
Additions (new funding obtained)	283	4,337	13,766	−	18,386
Interest incurred during the period	1	5	13	2	21
Foreign exchange/inflation indexation charges	(51)	(240)	78	(6)	(219)
Transfer from long term to short Term	(302)	(161)	(1,260)	(15)	(1,738)
Cumulative translation adjustment (CTA)	44	210	109	6	369
Balance at March 31, 2014	5,780	31,059	55,278	677	92,794
Total Balance at March 31, 2014	5,780	63,422	56,515	723	126,440

Current debt	31.03.2014	31.12.2013
Short-term debt	3,665	3,654
Current portion of long-term debt	4,822	3,118
Accrued interest	1,148	1,229
	9,635	8,001

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

15.1.   Summarized information on current and non-current finance debt

The sensitivity analysis for financial instruments subject to foreign exchange variation is set out in note 30.

Maturity in	2014	2015	2016	2017	2018	2019 and afterwards	Total (*)	Fair value
Financing in Brazilian Reais (BRL):	1,256	1,496	3,195	2,579	2,743	15,482	26,751	23,989
Floating rate debt	823	705	2,716	1,958	2,175	12,131	20,508
Fixed rate debt	433	791	479	621	568	3,351	6,243
Average interest rate	7.4%	7.7%	9.6%	8.9%	9.1%	9.3%	9.1%
Financing in U.S.Dollars (USD):	5,501	5,171	9,027	8,751	11,251	45,860	85,561	85,265
Floating rate debt	4,998	3,882	4,302	3,650	8,856	18,054	43,742
Fixed rate debt	503	1,289	4,725	5,101	2,395	27,806	41,819
Average interest rate	2.4%	3.4%	3.1%	2.8%	3.1%	4.3%	3.7%
Financing in Brazilian Reais indexed to U.S. Dollars:	93	113	386	696	696	6,811	8,795	9,557
Floating rate debt	−	−	−	−	−	6	6
Fixed rate debt	93	113	386	696	696	6,805	8,789
Average interest rate	4.9%	5.8%	6.1%	6.2%	6.2%	6.2%	6.2%
Financing in Pound Sterling (£):	−	−	−	−	−	2,916	2,916	2,817
Floating rate debt	−	−	−	−	−	−	−
Fixed rate debt	−	−	−	−	−	2,916	2,916
Average interest rate	−	−	−	−	−	6.2%	6.2%
Financing in Japanese Yen (¥):	583	111	455	111	100	−	1,360	1,349
Floating rate debt	110	101	100	100	100	−	511
Fixed rate debt	473	10	355	11	−	−	849
Average interest rate	0.9%	0.8%	1.8%	0.8%	0.7%	0.0%	1.2%
Financing in Euro (€):	4	3	1	1	3,785	6,882	10,676	10,872
Floating rate debt	−	−	−	−	−	208	208
Fixed rate debt	4	3	1	1	3,785	6,674	10,468
Average interest rate	7.0%	7.2%	14.5%	14.5%	3.7%	4.2%	4.0%
Financing in other currencies:	11	2	3	−	−	−	16	15
Floating rate debt	−	−	−	−	−	−	−
Fixed rate debt	11	2	3	−	−	−	16
Average interest rate	13.6%	15.3%	15.3%	−	−	−	14.1%
Total as of March 31, 2014	7,448	6,896	13,067	12,138	18,575	77,951	136,075	133,864
Total Average interest rate	3.2%	4.4%	4.7%	4.3%	4.2%	5.5%	5.0%
Total as of December 31, 2013	8,001	7,266	12,692	8,679	16,051	61,547	114,236	115,238

* The average maturity of outstanding debt at March 31, 2014 is 6.5 years.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

15.2.     Weighted average capitalization rate for borrowing costs

The weighted average interest rate, of the costs applicable to borrowings that are outstanding, applied over the balance of assets under construction for capitalization of borrowing costs was 4.64% p.a. in the first quarter of  2014 (3.81% p.a. in the first quarter of 2013).

15.3.   Funding – Outstanding balance

a)             Abroad

	Amount in US$ million
Company	Available (Line of Credit)	Used	Balance
PGT	1,000	500	500
Petrobras	2,500	530	1,970

b)            In Brazil

Company	Available (Line of Credit)	Used	Balance
Transpetro (*)	4,422	929	3,493
Petrobras	6,269	5,195	1,074
PNBV	4,365	47	4,318
Liquigas	49	44	5

(*)Purchase and sale agreements for 49 vessels and 20 convoys were signed with six Brazilian shipyards in the amount of US$ 5,017.

15.4.   Guarantees

Financial institutions do not require Petrobras to provide guarantees related to loans and financing, except for certain specific funding instruments to promote development, such as certain credit lines from the BNDES, which are collateralized by real assets. Certain subsidiaries issue securities fully and unconditionally guaranteed by Petrobras, as set out in note 33.

The loans obtained by structured entities are collateralized by the project assets, liens on receivables and shares of the structured entities.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

16.        Leases

16.1.   Future minimum lease payments / receipts – finance leases

	Minimum receipts	Minimum payments
2014	147	19
2015 - 2018	707	93
2019 and thereafter	1,817	284
Estimated lease receipts/payments	2,671	396
Less Interest expense (annual)	(1,152)	(304)
Present value of the lease receipts/payments	1,519	92

2014	83	5
2015 - 2018	402	46
2019 and thereafter	1,034	41
Present value of the lease receipts/payments	1,519	92
Current	59	18
Non-current	1,460	74
As of March 31, 2014	1,519	92
Current	58	16
Non-current	1,463	73
As of December 31, 2013	1,521	89

16.2.   Future minimum lease payments - operating leases

Operating leases mainly include oil and gas production units, drilling rigs and other exploration and production equipment, vessels and support vessels, helicopters, land and building leases.

2014	12,844
2015 - 2018	26,581
2019 and thereafter	13,925
At March 31, 2014	53,350
As of December 31, 2013	52,091

In the first quarter of 2014 the Company paid US$ 2,701 (US$ 2,563 in the first quarter of 2013) for operating lease installments, recognized as a period expense.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

17.        Related parties

The Company carries out commercial transactions with its subsidiaries, joint arrangements, consolidated structure entities and associates at normal market prices and market conditions. As of March 31, 2014 and December 31, 2013, no losses were recognized on the statement of financial position for related party accounts receivable.

17.1.   Transactions with joint ventures, associates, government entities and pension funds

The balances of significant transactions are set out in the table below:

	Jan-Mar/2014	03.31.2014		Jan-Mar/2013	12.31.2013
	Profit or Loss	Assets	Liabilities	Profit or Loss	Assets	Liabilities
Joint ventures and associates
State-controlled Gas distributors	1,056	573	256	1,069	424	209
Petrochemical companies	1,987	121	131	2,261	94	120
Other associates and joint ventures	393	177	405	224	140	193
	3,436	871	792	3,554	658	522
Government entities
Government bonds	171	9,693	−	260	6,247	−
Banks controlled by the Federal Government	(692)	2,969	31,862	(571)	2,801	29,791
Receivables from the Electricity sector (Note 17.2)	196	2,700	−	198	2,156	−
Petroleum and alcohol account - Receivables from Federal government (Note 17.3)	−	370	−	−	357	−
Federal Government - Dividends and Interest on Capital	(20)	−	883	(10)	−	834
Others	14	284	289	19	209	334
	(331)	16,016	33,034	(104)	11,770	30,959
Pension plans	−	−	91	−	−	156
	3,105	16,887	33,917	3,450	12,428	31,637

The line items effect in profit or loss and their carrying amounts in the statement of financial position are set out below:

	Jan-Mar/2014	03.31.2014		Jan-Mar/2013	12.31.2013
	Profit or Loss	Assets	Liabilities	Profit or Loss	Assets	Liabilities
Revenues (mainly sales revenues)	3,654			3,775
Foreign exchange and inflation indexation charges, net	(272)			(249)
Finance income (expenses), net	(277)			(76)

Current		11,460			7,622
Non-current		5,427			4,806

Current			4,049			3,568
Non-Current			29,868			28,069
	3,105	16,887	33,917	3,450	12,428	31,637

17.2.   Receivables from the electricity sector

As of March 31, 2014, the Company had US$ 2,700 of receivables from the Brazilian electricity sector (US$ 2,156 as of December, 31, 2013), of which US$ 2,151 were classified to non-current assets.

The Company supplies fuel to thermoelectric power plants located in the northern region of Brazil, which are direct or indirect subsidiaries of Eletrobras, the Federal Government electric energy company. Part of the costs for supplying fuel to these thermoelectric power stations is borne by the Fuel Consumption Account (Conta de Consumo de Combustível - CCC), managed by Eletrobras.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

In March 2013 a private instrument of debt acknowledgement was signed by AME, with Eletrobras as a guarantor. The amount of US$ 422 will be paid in 60 successive monthly installments of US$ 7, indexed to the SELIC interest rate.

17.3.   Petroleum and Alcohol accounts - Receivables from Federal Government

As of March 31, 2014, the balance of receivables related to the Petroleum and Alcohol accounts was US$ 370 (US$ 357 as of December 31, 2013). Pursuant to Provisional Measure 2,181 of August 24, 2001, the Federal Government may settle this balance by using National Treasury Notes in an amount equal to the outstanding balance, or allow the Company to offset the outstanding balance against amounts payable to the Federal Government, including taxes payable, or both options.

The Company has provided all the information required by the National Treasury Secretariat (Secretaria do Tesouro Nacional - STN) in order to resolve disputes between the parties and conclude the settlement with the Federal Government.

Following several negotiation attempts at the administrative level, the Company filed a lawsuit in July 2011 to collect the receivables.

17.4.   Compensation of employees and officers

Petrobras’ key management compensation is set out following:

	Jan-Mar/2014			Jan-Mar/2013
	Officers	Board	Total	Officers	Board	Total
Short-term compensation	1.5	0.1	1.6	1.5	0.2	1.7
Long-term compensation (post-retirement benefits)	0.1	−	0.1	−	−	0
Total compensation	1.6	0.1	1.7	1.5	0.2	1.7
Number of members	7	10	17	7	10	17

In the first quarter of 2014 the compensation of board members and officers for the consolidated Petrobras group amounted to US$ 6.5 (US$ 7.2 in the first quarter of 2013).

18.        Provision for decommissioning costs

Non-current liabilities	03.31.2014	12.31.2013
Opening balance	7,133	9,441
Revision of provision	(2)	(902)
Payments made	(105)	(506)
Interest accrued	52	199
Others (*)	(19)	59
Cumulative translation adjustment	248	(1,158)
Closing balance	7,307	7,133

(*) Includes amounts related to liabilities associated with assets classified as held for sale, as set out in note 9.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

19.        Taxes

19.1.   Income taxes

	03.31.2014	12.31.2013
Current assets
Taxes In Brazil	1,050	951
Taxes Abroad	98	109
	1,148	1,060

Current liabilities
Taxes In Brazil	246	158
Taxes Abroad	79	123
	325	281

19.2.   Other taxes

Current assets	03.31.2014	12.31.2013
Taxes In Brazil:
ICMS (VAT)	1,598	1,623
PIS/COFINS (Taxes on Revenues)	2,171	2,069
CIDE	18	20
Others	153	151
	3,940	3,863
Taxes Abroad	42	48
	3,982	3,911
Non-current assets
Taxes In Brazil:
Deferred ICMS (VAT)	958	879
Deferred PIS and COFINS (Taxes on Revenues)	4,563	4,197
Others	295	292
	5,816	5,368
Taxes Abroad	9	12
	5,825	5,380
Current liabilities
Taxes In Brazil:
ICMS (VAT)	1,184	1,164
PIS/COFINS (Taxes on Revenues)	198	230
CIDE	14	16
Production Taxes	2,414	2,432
Withholding income taxes	151	256
Others	343	350
	4,304	4,448
Taxes abroad	156	221
	4,460	4,669

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

19.3.   Deferred income taxes - non-current

Income taxes in Brazil comprise corporate income tax (IRPJ) and social contribution on net income (CSLL). Brazilian statutory corporate tax rates are 25% and 9%, respectively. The changes in the deferred income taxes are presented as follows:

a)             Changes in deferred income taxes

	Property, Plant & Equipment
	Oil and gas exploration costs	Others	Loans, trade and other receivables / payables and financing	Finance leases	Provision for legal proceedings	Tax losses	Inventories	Interest on capital	Others	Total
Balance at January 1, 2013	(12,677)	(3,111)	561	(588)	346	1,109	467	1,050	2,144	(10,699)
Recognized in profit or loss for the year	(2,567)	(1,487)	330	(53)	133	3,481	177	351	(767)	(402)
Recognized in shareholders’ equity	−	−	1,407	53	−	71	−	−	(1,504)	27
Cumulative translation adjustment	1,842	427	(221)	72	(63)	(330)	(77)	(50)	(350)	1,250
Others	(4)	165	(93)	(2)	(7)	480	8	(8)	509	1,048
Balance at December 31, 2013	(13,406)	(4,006)	1,984	(518)	409	4,811	575	1,343	32	(8,776)
Recognized in profit or loss for the period	(579)	(298)	(324)	(77)	36	(177)	(49)	8	1,170	(290)
Recognized in shareholders’ equity	−	−	(487)	(41)	−	(48)	−	−	(97)	(673)
Cumulative translation adjustment	(497)	(156)	44	(23)	14	139	17	47	29	(386)
Others	−	(15)	19	−	−	(6)	(3)	−	(6)	(11)
Balance at March 31, 2014	(14,482)	(4,475)	1,236	(659)	459	4,719	540	1,398	1,128	(10,136)

Deferred tax assets										1,130
Deferred tax liabilities										(9,906)
Balance at December 31, 2013										(8,776)

Deferred tax assets										1,187
Deferred tax liabilities										(11,323)
Balance at March 31, 2014										(10,136)

Management considers that the deferred tax assets will be realized in proportion to the realization of the provisions and the final resolution of future events, both of which are based on estimates.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

19.4.   Reconciliation between statutory tax rate and tax expense

A reconciliation between tax expense and the product of “income before income taxes” multiplied by the Brazilian statutory corporate tax rates is set out in the table below:

	Jan-Mar/2014	Jan-Mar/2013
Income before income taxes	3,209	5,709

Income taxes computed based on Brazilian Statutory Corporate Tax Rates (34%)	(1,091)	(1,941)

Adjustments between Income Taxes based on Statutory Rates and on the Effective Tax Rate:

· Different jurisdictional tax rates for companies abroad	263	172

· Tax incentives	8	4

· Tax losses	69	(40)

· Non-deductible/(taxable) expenses, net (*)	(70)	(60)

· Tax credits of companies abroad in the exploration stage	(1)	(2)

· Others	59	83

Income taxes expense	(763)	(1,784)
Deferred income taxes	(290)	(1,063)
Current income taxes	(473)	(721)

Effective Tax Rate	23.8%	31.2%

(*) Includes share of profit of equity-accounted investments.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

20.        Employee benefits (Post-Employment)

The Company sponsors defined benefit and variable contribution pension plans in Brazil and for certain of its international subsidiaries, as well as defined-benefit medical plans for employees in Brazil (active and inactive) and their dependents.

Changes in the pension and medical benefits to employees are set out following:

	Petros Plan		Medical Plan
	Petros	Petros 2	A M S	Other plans	Total
Balance at December 31, 2012	11,141	547	8,390	146	20,224
(+) Effect of remeasurement recognized in OCI	(5,733)	(600)	(910)	(5)	(7,248)
(+) Costs incurred in the year	1,396	218	927	25	2,566
(-) Contributions paid	(255)	−	(364)	(24)	(643)
(-) Payments related to the Term of Financial Commitment (TFC)	(153)	−	−	−	(153)
Others	−	−	−	(13)	(13)
Cumulative translation adjustment	(1,054)	(44)	(1,044)	(18)	(2,160)
Balance at December 31, 2013	5,342	121	6,999	111	12,573

Current	456	−	357	3	816
Non-Current	4,886	121	6,642	108	11,757
	5,342	121	6,999	111	12,573

(+)Costs incurred in the period	173	12	250	5	440
(-) Contributions paid	(57)	−	(85)	(2)	(144)
Others	−	−	−	(9)	(9)
Cumulative translation adjustment	193	5	254	3	455
Balance at March 31, 2014	5,651	138	7,418	108	13,315

Current	514	−	369	4	887
Non-Current	5,137	138	7,049	104	12,428
	5,651	138	7,418	108	13,315

Pension and medical benefit expenses recognized in profit or loss are set out following:

	Pension Plan		Medical plan
	Petros	Petros 2	AMS	Other Plans	Total
Current service cost	12	8	32	3	55
Interest cost over net liabilities / (assets)	161	4	218	2	385
Net costs for the period Jan-Mar/2014	173	12	250	5	440

Related to active employees:
Included in the cost of sales	57	6	58	1	122
Operating expenses in profit or loss	32	6	42	4	84
Related to retired employees	84	−	150	−	234
Net costs for the period Jan-Mar/2014	173	12	250	5	440
Net costs for the period Jan-Mar/2013	373	73	252	5	703

At March 31, 2014, the Company had crude oil and oil products of US$ 3,279 pledged as security for the Terms of Financial Commitment (TFC), signed by Petrobras and Petros in 2008.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

In the first quarter of 2014 the Company's contribution to the defined contribution portion of the Petros Plan 2 was US$ 83.

20.1.   Profit sharing

Profit sharing benefit complies with Brazilian legal requirements and those of the Brazilian Department of Coordination and Governance of State‐Owned Enterprises (DEST), of the Ministry of Planning, Budget and Management, and of the Ministry of Mines and Energy, and is computed based on the consolidated net income attributable to the shareholders of Petrobras.

In March, 2014, the Company and the labor unions reached an agreement to a new profit sharing regulation, concluding negotiations started during the 2013/2014 Collective Bargaining Agreement.

Pursuant to the amended rules, profit sharing benefits will be computed based on the results of six corporate indicators, for which annual goals are defined by Management.

The results of the six individual goals are factored into a consolidated result that will determine the percentage of the profit to be distributed as profit sharing benefit to employees.

The amended rules were applied to determine profit sharing benefit for the year ended December 31, 2013, which was paid on May 2, 2014, resulting in an additional profit sharing expense of US$ 164, recognized in other operating expenses.

The consolidated result of the corporate indicators was 100.85% for 2013, resulting in a 6.25% distribution percentage (which was applied to the amounts in reais).

For the first quarter of 2014 the consolidated result of the corporate indicators was 99.43%, resulting in a 6.1875% distribution percentage (which was applied to the amounts in reais). A profit sharing expense of US$ 142 was recognized in profit or loss.

The corporate indicatores include limit levels to crude oil and oil products spill, lifting cost excluding production taxes in Brazil, crude oil and NGL production in Brazil, feedstock processed (excluding NGL) in Brazil, vessel operating efficiency, percentage of compliance with natural gas delivery schedule.

20.2.   Voluntary Separation Incentive Plan

In January 2014, the Company started a Voluntary Separation Incentive Plan (PIDV), which was developed within the context of its Productivity Optimization Plan (POP) to contribute to the achievement of the goals set out in the Business and Management Plan.

A total of 8,298 employees enrolled during the enrollment period, which finished on March 31, 2014. Those employees were divided into five categories, which determine when their separation wil take place, between 2014 and 2017 based on a knowledge management plan or a management succession plan related to the business processes and activities that such employees were engaged.

Employees who enrolled in the PIDV were aged 55 or over and had to be retired by the Brazilian Institute of Social Security (INSS) before the end of the enrollment period (March 31, 2014). Employees who withdraw any time before separation are not entitled to the separation incentives.

The plan determines two types of separation incentives: fixed additional payments of ten month-wages, limited to a floor of US$ 80 thousand and a cap of US$ 265 thousand; variable additional payments between 15% and 25% of a month-wage for every month worked after the seventh working month, to the date of separation.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

On March 31, 2014 the Company recognized as other operating expenses in profit or loss a provision for the expected payments in the amount of US$ 1,014, with a current liability of US$ 575 and a noncurrent liability of US$ 484 recognized in the statement of financial position and a cumulative translation adjustment effect of US$ 45 recognized in other comprehensive income in the shareholders’ equity.

The amounts are subject to changes resulting from withdrawal of employees, Collective Bargaining Agreements, which might increase wages before separation, inflation-indexation of the floor and the cap based on the Brazilian Consumer Price Index (IPCA), as well variable additional incentives earned by employees.

21.        Shareholders’ equity

21.1.   Share capital

At March 31, 2014, subscribed and fully paid share capital was US$ 107,371, represented by 7,442,454,142 outstanding common shares and 5,602,042,788 outstanding preferred shares, all of which are registered, book-entry shares with no par value.

Capital increase with reserves in 2014

The Shareholders’ Extraordinary General Meeting, held jointly with the Annual General Meeting on April 2, 2014 approved a capital increase through capitalization of a portion of the profit reserve relating to tax incentives, established in 2013 in the amount of US$ 9. Share capital will increase from US$ 107,371, to US$ 107.380.

21.2.   Dividends

Dividends – 2013

The Annual General Meeting on April 2, 2014 approved a dividend distribution in the form of interest on capital of US$ 3,970, which corresponds to US$ 0.2227 per common shares and US$ 0.4129 per preferred share (translated at the closing date exchange rate for 2013). These dividends were paid on April 25, 2014 and the record date was April 2, 2014. Amounts paid were restated and indexed based on the SELIC rate from December 31, 2013 to the date of payment.

21.3.   Earnings per Share

	Jan-Mar/2014	Jan-Mar/2013
Net income attributable to Shareholders of Petrobras	2,280	3,854
Weighted average number of common and preferred shares outstanding	13,044,496,930	13,044,496,930
Basic and diluted earnings per common and preferred share (US$ per share)	0.17	0.30

22.        Sales revenues

	Jan-Mar/2014	Jan-Mar/2013

Gross sales	41,627	44,336
Sales taxes	(7,133)	(7,991)
Sales revenues (*)	34,494	36,345
Domestic Market	26,394	27,463
Exports	3,480	4,022
International Sales (**)	4,620	4,860
(*) See note 27 for a breakdown of sales revenues by business segment
(**) Sales revenues from operations outside of Brazil, other than exports

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

23.        Other operating expenses, net

	Jan-Mar 2014	Jan-Mar 2013
Expenditures on Voluntary Separation Incentive Plan - PIDV	(1,014)	−
Unscheduled stoppages and pre-operating expenses	(225)	(153)
Pension and medical benefits - inactive employees	(234)	(250)
Institutional relations and cultural projects	(194)	(151)
Inventory write-down to net realizable value	(123)	(74)
Legal, administrative and arbitration proceedings	(161)	(262)
Expenditures on health, safety and environment	(35)	(70)
Impairment	6	−
Expenditures/reimbursements from operations in E&P partnerships	72	42
Government Grants	30	22
Gains / (losses) on disposal/write-offs of assets	247	15
Others *	(124)	54
	(1,755)	(827)
* In 2014 includes additional profit sharing benefit for 2013, as set out on note 20.1.

24.        Expenses by nature

	Jan-Mar/2014	Jan-Mar/2013
Raw material / products for resale	(15,492)	(15,659)
Production taxes	(3,588)	(3,657)
Employee Compensation	(3,862)	(3,151)
Depreciation, depletion and amortization	(3,013)	(3,198)
Changes in inventories	828	1,039
Materials, Freight, rent, third-party services and other related costs	(5,236)	(5,673)
Exploration expenditures written off (inc. dry wells and signature bonuses)	(447)	(304)
Other taxes	(138)	(112)
Legal, administrative and arbitration proceedings	(161)	(262)
Institutional relations and cultural projects	(194)	(151)
Unscheduled stoppages and pre-operating expenses	(225)	(153)
Expenditures on health, safety and environment	(35)	(70)
Inventory write-down to net realizable value (market value)	(123)	(74)
Impairment	6	−
Gains / (losses) on disposal/write-offs of assets	247	15
	(31,433)	(31,410)

Cost of sales	(26,265)	(26,897)
Selling expenses	(1,154)	(1,150)
General and Administrative expenses	(1,083)	(1,238)
Exploration costs	(646)	(642)
Research and development expenses	(250)	(337)
Other taxes	(138)	(112)
Other operating expenses, net	(1,755)	(827)
Profit sharing	(142)	(207)
	(31,433)	(31,410)

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

25.        Net finance income (expense)

	Jan-Mar/2014	Jan-Mar/2013
Foreign exchange and inflation indexation charges on net debt (*)	107	887
Debt interest and charges	(1,540)	(1,268)
Income from investments and marketable securities	264	247
Financial result on net debt	(1,169)	(134)

Capitalized borrowing costs	946	837
Gains (losses) on derivatives	7	(35)
Interest income from marketable securities	14	54
Other finance expense and income, net	(41)	51
Other exchange and indexation charges, net	170	(77)
Finance income (expenses), net	(73)	696
Income	441	487
Expenses	(782)	(601)
Foreign exchange and inflation indexation charges, net	268	810

(*) Includes indexation charges on debt in local currency indexed to the U.S. dollar.

26.        Supplemental information on statement of cash flows

	Jan-Mar/2014	Jan-Mar/2013
Amounts paid/received during the period
Income taxes paid	193	283
Withholding income tax paid for third-parties	432	400

Investing and financing transactions not involving cash
Purchase of property, plant and equipment on credit	3	1
Amounts related to the recognition (reversal) of a provision for decommissioning costs	5	−

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

27.        Segment Information

Consolidated assets by Business Area - 03.31.2014
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	International	Corporate	Eliminations	Total

Current assets	6,435	19,993	5,244	85	2,182	4,967	37,409	(5,760)	70,555
Non-current assets	154,907	77,975	25,411	1,150	5,475	12,798	17,603	(11,471)	283,848
Long-term receivables	6,738	4,599	1,909	3	2,682	2,027	13,692	(11,395)	20,255
Investments	103	2,491	840	919	7	2,444	98	−	6,902
Property, plant and equipment	133,864	70,740	22,291	228	2,486	7,772	3,488	(76)	240,793
Operating assets	93,368	36,451	17,725	210	1,818	4,600	1,541	(76)	155,637
Under construction	40,496	34,289	4,566	18	668	3,172	1,947	−	85,156
Intangible assets	14,202	145	371	−	300	555	325	−	15,898
Total Assets	161,342	97,968	30,655	1,235	7,657	17,765	55,012	(17,231)	354,403

Consolidated assets by Business Area - 12.31.2013*

Current assets	5,902	19,141	3,864	77	2,380	5,089	21,643	(5,441)	52,655
Non-current assets	146,805	73,393	23,839	1,119	4,874	13,034	6,897	(1,193)	268,768
Long-term receivables	6,251	4,411	1,853	2	2,229	1,987	3,168	(1,119)	18,782
Investments	94	2,318	749	895	6	2,511	93	−	6,666
Property, plant and equipment	126,716	66,522	20,882	222	2,350	7,971	3,312	(74)	227,901
Operating assets	90,888	32,635	16,698	205	1,687	3,792	2,312	(74)	148,143
Under construction	35,828	33,887	4,184	17	663	4,179	1,000	−	79,758
Intangible assets	13,744	142	355	−	289	565	324	−	15,419
Total Assets	152,707	92,534	27,703	1,196	7,254	18,123	28,540	(6,634)	321,423

* As from 2014, accountability for and management of Liquigás (a subsidiary) were attributed to the RTM segment. Amounts previously reported for 2013 were restated for comparability purposes and the results previously attributable to the Distribution segment are now presented under the RTM segment, pursuant to the management and accountability premise adopted for the financial statements by business segment.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Consolidated Statement of Income by Business Area
	Jan-Mar/2014
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	International	Corporate	Eliminations	Total

Sales revenues	16,739	27,134	4,041	49	9,940	3,520	−	(26,929)	34,494
Intersegments	16,659	9,376	354	47	283	210	−	(26,929)	−
Third parties	80	17,758	3,687	2	9,657	3,310	−	−	34,494
Cost of sales	(8,324)	(29,164)	(3,588)	(56)	(9,088)	(3,072)	−	27,027	(26,265)
Gross profit (loss)	8,415	(2,030)	453	(7)	852	448	−	98	8,229
Income (expenses)	(1,544)	(1,110)	(185)	(21)	(532)	(256)	(1,430)	52	(5,026)
Selling, administrative and general expenses	(89)	(734)	(291)	(13)	(462)	(180)	(518)	50	(2,237)
Exploration costs	(625)	−	−	−	−	(21)	−	−	(646)
Research and development expenses	(133)	(41)	(17)	(3)	−	−	(56)	−	(250)
Other taxes	(13)	(16)	(29)	−	(5)	(23)	(52)	−	(138)
Other operating expenses, net	(684)	(319)	152	(5)	(65)	(32)	(804)	2	(1,755)
Income / (loss) before financial results and income taxes	6,871	(3,140)	268	(28)	320	192	(1,430)	150	3,203
Net finance income (expense)	−	−	−	−	−	−	(73)	−	(73)
Share of profit of equity-accounted investments	2	62	54	(13)	−	114	2	−	221
Profit sharing	(49)	(39)	(5)	−	(10)	(3)	(36)	−	(142)
Income / (loss) before income taxes	6,824	(3,117)	317	(41)	310	303	(1,537)	150	3,209
Income taxes	(2,320)	1,081	(89)	10	(106)	44	669	(52)	(763)
Net income (Loss)	4,504	(2,036)	228	(31)	204	347	(868)	98	2,446
Net income attributable to:
Shareholders of Petrobras	4,505	(2,035)	220	(31)	204	319	(1,000)	98	2,280
Non-controlling interests	(1)	(1)	8	−	−	28	132	−	166
	4,504	(2,036)	228	(31)	204	347	(868)	98	2,446

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Consolidated Statement of Income by Business Area *
	Jan-Mar/2013
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	International	Corporate	Eliminations	Total

Sales revenues	17,384	28,632	4,083	111	10,362	4,348	−	(28,575)	36,345
Intersegments	17,154	9,817	354	106	292	852	−	(28,575)	−
Third parties	230	18,815	3,729	5	10,070	3,496	−	−	36,345
Cost of sales	(8,733)	(30,855)	(3,248)	(121)	(9,337)	(3,474)	−	28,871	(26,897)
Gross profit (loss)	8,651	(2,223)	835	(10)	1,025	874	−	296	9,448
Income (expenses)	(1,012)	(996)	(234)	(25)	(482)	(275)	(1,333)	51	(4,306)
Selling, administrative and general expenses	(115)	(809)	(216)	(16)	(505)	(210)	(566)	49	(2,388)
Exploration costs	(620)	−	−	−	−	(22)	−	−	(642)
Research and development expenses	(185)	(51)	(19)	(6)	(1)	(1)	(74)	−	(337)
Other taxes	(12)	(23)	(15)	(1)	(7)	(38)	(16)	−	(112)
Other operating expenses, net	(80)	(113)	16	(2)	31	(4)	(677)	2	(827)
Income / (loss) before financial results and income taxes	7,639	(3,219)	601	(35)	543	599	(1,333)	347	5,142
Net finance income (expense)	−	−	−	−	−	−	696	−	696
Share of profit of equity-accounted investments	(1)	29	62	(2)	1	(8)	(3)	−	78
Profit sharing	(79)	(51)	(8)	−	(6)	(5)	(58)	−	(207)
Income / (loss) before income taxes	7,559	(3,241)	655	(37)	538	586	(698)	347	5,709
Income taxes	(2,570)	1,113	(201)	12	(183)	(200)	363	(118)	(1,784)
Net income (Loss)	4,989	(2,128)	454	(25)	355	386	(335)	229	3,925
Net income attributable to:
Shareholders of Petrobras	4,992	(2,128)	441	(25)	355	365	(375)	229	3,854
Non-controlling interests	(3)	−	13	−	−	21	40	−	71
	4,989	(2,128)	454	(25)	355	386	(335)	229	3,925

* As from 2014, accountability for and management of Liquigás (a subsidiary) were attributed to the RTM segment. Amounts previously reported for 2013 were restated for comparability purposes and the results previously attributable to the Distribution segment are now presented under the RTM segment, pursuant to the management and accountability premise adopted for the financial statements by business segment.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Statement of Income - breakdown of International Business Area
	Jan-Mar/2014
	Exploration & Production	Refining, Transportation & Marketing	Gas & Power	Distribution	Corporate	Eliminations	Total

Statement of income
Sales revenues	790	1,899	121	1,217	7	(514)	3,520
Intersegments	361	350	8	−	5	(514)	210
Third parties	429	1,549	113	1,217	2	−	3,310
Income before financial results, profit sharing and income taxes	181	22	26	41	(67)	(11)	192
Net income attributable to shareholders of Petrobras	264	27	32	38	(31)	(11)	319

	Jan-Mar/2013
	Exploration & Production	Refining, Transportation & Marketing	Gas & Power	Distribution	Corporate	Eliminations	Total

Statement of income
Sales revenues	1,336	2,151	144	1,254	−	(537)	4,348
Intersegments	779	599	9	2	−	(537)	852
Third parties	557	1,552	135	1,252	−	−	3,496
Income before financial results, profit sharing and income taxes	592	45	8	29	(68)	(7)	599
Net income attributable to shareholders of Petrobras	408	35	8	25	(104)	(7)	365

	Exploration & Production	Refining, Transportation & Marketing	Gas & Power	Distribution	Corporate	Eliminations	Total
Total assets - breakdown of International Business Area
At 03.31.2014	13,468	2,403	551	1,085	2,957	(2,699)	17,765
At 12.31.2013	13,656	2,652	602	1,085	1,970	(1,842)	18,123

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

28.        Provisions for legal proceedings, contingent liabilities and contingent assets

Provisions for legal proceedings, contingent liabilities and judicial deposits are set out following.

28.1.   Provisions for legal proceedings

The Company has recognized provisions for the best estimate of the costs of proceedings for which it is probable that an outflow of resources embodying economic benefits will be required and that can be reasonably estimated. These proceedings are mainly comprised of labor claims, losses and damages resulting from the cancellation of an assignment of excise tax (IPI) credits to a third party and fishermen seeking indemnification from the Company for a January 2000 oil spill in the State of Rio de Janeiro.

The Company has provisions for legal proceedings, in the amounts set out below:

Non-current liabilities	03.31.2014	12.31.2013
Labor claims	606	569
Tax claims	103	94
Civil claims	603	545
Environmental Claims	41	26
Other claims	9	12
	1,362	1,246

	03.31.2014	12.31.2013
Opening Balance	1,246	1,265
New provisions, net	164	415
Payments made	(104)	(249)
Accruals and charges	11	77
Others	(1)	(57)
Cumulative translation adjustment	46	(205)
Closing Balance	1,362	1,246

28.2.   Judicial Deposits

Judicial deposits made in connection with legal proceedings and guarantees are set out in the table below according to the nature of the corresponding lawsuits:

Non-current assets	03.31.2014	12.31.2013
Labor	940	882
Tax	1,072	1,002
Civil	592	529
Environmental	88	83
Others	7	8
	2,699	2,504

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

28.3.   Contingent Liabilities

Contingent liabilities for which the likelihood of loss is considered to be possible are not recognized in the financial statements but are disclosed unless the expected outflow of resources embodying economic benefits is considered remote.

The estimated contingent liabilities for legal proceedings for which the likelihood of loss is considered to be possible are set out in the table below.

Nature	Estimate
Tax	33,750
Civil - General	3,053
Labor	3,565
Civil - Environmental	1,501
Others	3
41,872

A brief description of the nature of the main contingent liabilities (tax, civil, environmental and labor) is set out in the following tables.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

a)             Tax Proceedings

Description of tax proceedings	Estimate
Plaintiff: Secretariat of the Federal Revenue of Brazil
1) Deduction of expenses from the renegotiation of the Petros Plan from the calculation basis of income tax (IRPJ) and social contribution (CSLL) and penalty charged.
Current status: Awaiting the hearing of an appeal at the administrative level.	2,067
2) Profits of subsidiaries and associates domiciled abroad in the years of 2005, 2006, 2007, 2008 and 2009 not included in Petrobras' calculation basis of IRPJ and CSLL.
Current status: Awaiting the hearing of an appeal at the administrative level.	2,124
3) Deduction from the calculation basis of IRPJ and CSLL of expenses incurred in 2007 and 2008 related to employee benefits and Petros.
Current status: This claim is being disputed at the administrative level, involving three administrative proceedings.	828
4) Non-payment of withhold income tax (IRRF) and Contribution of Intervention in the Economic Domain (CIDE) over remittances for payment of platforms' affreightment.
Current status: This claim involves lawsuits in different administrative and judicial stages, in which the Company is taking legal actions to ensure its rights.	6,053
5) Non-payment of CIDE on imports of naphtha.
Current status: This claim is being discussed at the administrative level.	1,619

6) Non-payment of CIDE in the period from March 2002 until October 2003 in transactions with distributors and service stations that were holders of judicial injunctions that determined the sale of fuel without the gross-up of such tax.

Current status: This claim is in judicial stage, in which the Company is taking legal actions to ensure its rights.	726
7) Non-payment of tax on financial operations (IOF) over intercompany loans with, PifCo, Brasoil and BOC in 2007, 2008 and 2009.
Current status: Awaiting the hearing of an appeal at the administrative level.	2,570
8) Non-payment of withhold income tax (IRRF) over remittances abroad for payment of crude oil imports.
Current status: This claim involves lawsuits in different administrative and judicial stages, in which the Company is taking legal actions to ensure its rights.	1,812
9) Tax credits recovery denied due to failure to comply with an accessory obligation.
Current status: Awaiting the hearing of an appeal at the administrative level.	1,591
Plaintiff: State Finance Department of AM, BA, DF, ES, PA, PE and RJ
10)Non-payment of ICMS on crude oil and natural gas sales due to differences in measuring beginning and ending inventory.
Current status: This claim involves lawsuits in different administrative levels, in which the Company is taking legal actions to ensure its rights.	1,650
Plaintiff: State Finance Department of Rio de Janeiro
11) ICMS on exit operations of liquid natural gas (LNG) without issuance of tax document by the main establishment.
Current status: This claim involves lawsuits in administrative stages, in which the Company is taking legal actions to ensure its rights.	1,525
12) Dispute over ICMS tax levy in operations of sale of jet fuel, as Decree 36,454/2004 was declared as unconstitutional.
Current status: This claim involves lawsuits in administrative and judicial stages, in which the Company is taking legal actions to ensure its rights.	849
Plaintiff: State Finance Department of São Paulo
13) Dispute over ICMS tax levy on the importing of a drilling rig – temporary admission in São Paulo and clearance in Rio de Janeiro and a fine for breach of accessory obligations.
Current status: This claim involves lawsuits in different administrative and judicial stages, in which the Company is taking legal actions to ensure its rights.	2,025

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Plaintiff: Municipal governments of Anchieta, Aracruz, Guarapari, Itapemirim, Marataízes, Linhares, Vila Velha, Vitória and Maragogipe.

14) Failure to withhold and collect tax on services provided offshore (ISSQN) in some municipalities located in the State of Espírito Santo, despite Petrobras having made the withholding and payment of these taxes to the municipalities where the respective service providers are established, in accordance with Complementary Law No. 116/03.

Current status: This claim involves lawsuits in different administrative and judicial stages, in which the Company is taking legal actions to ensure its rights.	1,071
Plaintiff: State Finance Departments of Rio de Janeiro and Sergipe
15) Use of ICMS tax credits on the purchase of drilling rig bits and chemical products used in formulating drilling fluid.
Current status: This claim involves lawsuits in different judicial stages, in which the Company is taking legal actions to ensure its rights.	441
Plaintiff: Federal Revenue of Brazil
16) Non-payment of social security contributions on payment of allowances and contingent bonus.
Current status: This claim involves lawsuits in administrative stages, in which the Company is taking legal actions to ensure its rights.	1,035
Plaintiff : State Finance Department of SP, RS and SC
17) Three states challenge the payment of VAT (ICMS) on imports of natural gas.
Current status: This claim involves lawsuits in different administrative and judicial stages, as well as three civil lawsuits in the Supreme Court.	912
18) Other tax proceedings	4,852
Total tax proceedings	33,750

b)            Civil Proceedings – General

Description of civil proceedings	Estimate
Plaintiff: Agência Nacional de Petróleo, Gás Natural e Biocombustíveis - ANP

1) Legal and administrative disputes on differences in the payment of special participation charge and royalties in several fields. In addition, ANP is claiming fines for alleged non-compliance with minimum exploratory programs and alleged irregularities in platform measurement systems.

Current status: This claim involves proceedings in different administrative and judicial stages, in which the Company is taking legal actions to ensure its rights.	1,628
2) Other civil proceedings	1,425
Total for civil proceedings	3,053

c)             Environmental Proceedings – General

Description of environmental proceedings	Estimate
Plaintiff: Ministério Público Federal, Ministério Público Estadual do Paraná,
AMAR - Associação de Defesa do Meio Ambiente de Araucária e IAP - Instituto Ambiental do Paraná

1) Legal proceeding related to specific performance obligations, indemnification and compensation for damages related to an environmental accident that occurred in the State of Paraná on July 16, 2000.

Current status: The court partially ruled for the plaintiff, however both parties (the plaintiff and the Company) filed an appeal.	805
2) Other environmental proceedings	696
Total for environmental proceedings	1,501

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

d)            Labor Proceedings – General

Description of labor proceedings	Estimate
Plaintiff : Sindipetro do Norte Fluminense and Sindipetro da Bahia

1) Class Actions regarding wage underpayments to certain of our employees due to alleged changes in the methodology in which overtime is factored into the calculation of paid weekly rest, allegedly computed based on ratios that are higher than those established by Law No. 605/49.

Current status: The proceedings were partially judged by the ordinary instances of the Labor Court. The Company has appealed this decision and awaits judgment by the Superior Labor Court.	476
2) Other labor proceedings	3,089
Total for labor proceedings	3,565

28.4.   Contingent assets

28.4.1.  Legal proceeding in the United States - P-19 and P-31

In 2002, Braspetro Oil Service Company (Brasoil) and Petrobras obtained a favorable decision  in related lawsuits filed before U.S. courts by the insurance companies United States Fidelity & Guaranty Company and American Home Assurance Company in which they were seeking to obtain (since 1997 and regarding Brasoil) a judicial order exempting them from their payment obligations under the performance bond related to platforms P- 19 and P-31, and seeking reimbursement from Petrobras for any amounts for which they could ultimately be held liable in the context of the execution proceedings of such performance bond.

On July 21, 2006, the U.S. courts issued an executive decision, conditioning the payment of the amounts owed to Brasoil on a definitive dismissal of the legal proceedings involving identical claims that are currently in course before Brazilian courts.

Brasoil, Petrobras and the insurance companies already pleaded the dismissal of the Brazilian legal proceedings but their definitive dismissal is awaiting the hearing of an appeal filed by the platforms’ shipbuilding company before the Superior Court for Non-Constitutional Matters (STJ).

The Company is intensifying actions taken, in an attempt to settle this lawsuit. The amount of damages claimed is approximately US$ 245.

29.        Collateral in connection with concession agreements for petroleum exploration

The Company has granted collateral to the Agência Nacional de Petróleo, Gás Natural e Biocombustíveis (ANP) in connection with the performance of the Minimum Exploration Programs established in the concession agreements for petroleum exploration areas in the total amount of US$ 2,920, of which US$ 2,586 are still in force, net of commitments that have been undertaken. The collateral comprises crude oil from previously identified producing fields, pledged as security, amounting to US$ 2,008 and bank guarantees in the amount of US$ 578.

30.        Risk management

The Company is exposed to a variety of risks arising from its operations, such as price risk (related to crude oil and oil products prices), foreign exchange rates risk, interest rates risk, credit risk and liquidity risk and manages risks through a corporate policy established by its officers.

The objective of the overall risk management policy of the company is to support the achievement of its strategic goals through an adequate resource allocation and an appropriate balance between growth, return on investments and risk exposure level, which can arise from its normal activities or from the context within which the Company operates.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

A summary of the positions held by the Company and recognized in other current assets and liabilities as of March 31, 2014, as well as the amounts recognized in profit or loss and other comprehensive income and the guarantees given is set out following:

	Statement of Financial Position
	Notional value		Fair value Asset Position (Liability)		Maturity
	03.31.2014	12.31.2013	03.31.2014	12.31.2013
Risk management of price related to crude oil and oil products prices
Futures contracts	10,802	10,224	13	(20)
Purchase commitments	68,592	52,267	−	−	2014
Sale commitments	(57,790)	(42,043)	−	−	2014
Options contracts	(50)	−	0.3	−
Call	950	−	−	−	2014
Put	(1,000)	−	−	−	2014
Foreign exchange risk			−	−
Cross-currency Swap	JPY 35.000/USD 298		23	11	2016
U.S. dollar forward - long position	USD 110	−	−	−	2014
U.S. dollar forward - short position	−	USD 17	−	(1)	2014
			−	−
Interest rate risk			−	−
Swap – Libor x Fixed rate	USD 430	USD 440	(18)	(20)	2020
Swap – Euribor x Fixed rate	EUR 9	EUR 10	(0.4)	(0.6)	2015

Total recognized in the Statement of Financial Position			17.9	(30.6)

	Recognized in Profit or Loss (*)		Recognized in the Shareholders’ Equity (**)		Guarantees given as collateral
	Jan-Mar/2014	Jan-Mar/2013	Jan-Mar/2014	Jan-Mar/2013	Jan-Mar/2014	Jan-Mar/2013
Commodity derivatives	16	(8)	−	−	47	75
Currency derivatives	(9)	10	3	(1)	−	−
Cash flow hedge on exports	(199)	−	1,928	−	−	−
Interest derivatives	−	−	1	7	−	−
Embedded derivative - ethanol	−	(37)	−	−	−	−
(*) Amounts recognized in finance income in the period.
(**) Amounts recognized as other comprehensive income in the period.

30.1.   Risk management of price risk (related to crude oil and oil products prices)

Petrobras does not use derivative instruments to hedge exposures to commodity price cycles related to products purchased and sold to fulfill operational needs. Derivatives are used as hedging instruments to manage the price risk of certain transactions carried out abroad, which are usually short-term transactions similar to commercial transactions.

A sensitivity analysis of crude oil and oil products derivatives including the fair value as of March 31, 2014 and two stressed scenarios, considering price changes of 25% and 50% on the risk variable, respectively, comparatively to March 31, 2014 is set out following:

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

		Probable Scenario as of March 31, 2014		Stressed Scenario (∆ of 25%)		Stressed Scenario (∆ of 50%)
		Asset	Derivative	Asset	Derivative	Asset	Derivative
Commodities and Freight	Risk
Crude oil (WTI)	Derivative (decrease) vs. Inventory (increase)	18	(2)	(106)	108	(231)	218
Distillate products	Derivative (decrease) vs. Inventory (increase)	1	−	(47)	45	(95)	90
Fuel oil	Derivative (increase) vs. Inventory (decrease)	(5)	2	(67)	61	(128)	121
Freight	Derivative (increase) vs. Inventory (decrease)	−	−	−	−	(1)	1
Ethanol	Derivative (increase) vs. Inventory (decrease)	−	−	−	−	(1)	1

30.2.   Foreign exchange risk management

Petrobras seeks to identify and manage foreign exchange rate risks based on an integrated analysis of natural hedges, to benefit from the correlation between income and expenses. Short-term risk management involves choosing the currency in which to hold cash, such as the Brazilian Real, U.S. dollar or other currency. The risk management strategy involves the use of derivative instruments to hedge certain liabilities, minimizing foreign exchange rate risk exposure.

a)             Cash Flow Hedge involving the Company’s highly probable future exports

Effective mid-May 2013, the Company designated hedging relationships to account for the effects of the existing natural hedge between a portion of its long-term debt obligations denominated in U.S. dollars and a portion of its future export revenues in U.S. dollars, relative to foreign currency rates risk (spot rates).

Individual hedging relationships were designated in a one-to-one proportion, meaning that a portion of the total monthly exports will be the hedged transaction of an individual hedging relationship, hedged by a portion of the company’s long-term debt (which has an average maturity of approximately 6.5 years).

The principal amounts, fair value as of March 31, 2014, and a schedule of the expected reclassification to profit or loss of the balance of losses recognized in other comprehensive income (shareholders’ equity) are set out below:

Hedging Instrument	Hedged Transactions	Nature of the Risk	Maturity Date	Principal Amount (US$)	Carrying amount of the Hedging Instruments on March 31, 2014 (R$)
Non-Derivative Financial Instruments	Portion of Highly Probable Future Monthly Export Revenues	Foreign Currency – Real vs U.S. Dollar Spot Rate	april 2014 to august 2021	46,913	106,164

Changes in the Principal Amount	US$
Amounts designated in May 2013	43,859
New hedging instruments designated	11,962
Exports affecting profit or loss	(4,335)
Principal repayments / amortization	(4,574)
Amounts designated as of March 31, 2014	46,913

	2014	2015	2016	2017	2018	2019	2020	2021	Total
Expected reclassification	(418)	(602)	(735)	(779)	(628)	(568)	(61)	110	(3,681)

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

b)            Cash flow hedges involving swap contracts – Yen x Dollar

The Company has a cross currency swap to fix in U.S. dollars the payments related to bonds denominated in Japanese yen and does not intend to settle these contracts before the maturity. The relationship between the derivative and the bonds was designated for cash flow hedge accounting.

c)             Sensitivity analysis for foreign exchange risk on financial instruments

A sensitivity analysis is set out following, for which the probable scenario, computed based on external data along with the stressed scenarios (a 25% and a 50% change in the foreign exchange rates), except for assets and liabilities of foreign subsidiaries, when transacted in a currency equivalent to their respective functional currencies.

Financial Instruments	Exposure at 03.31.2014	Risk	Probable Scenario*	Stressed Scenario (∆ of 25%)	Stressed Scenario (∆ of 50%)
Assets	2,899		175	725	1,449
Liabilities	(58,951)	Dollar	(3,569)	(14,738)	(29,475)
Cash flow hedge on exports	46,913		2,840	11,728	23,456
Forward Derivative (Net short Position)	110		7	27	55
	(9,029)		(547)	(2,258)	(4,515)
Liabilities	(858)	Yen	17	(214)	(429)
Cross-currency Swap	340		(19)	119	356
	(518)		(2)	(95)	(73)
Assets	7,681	Euro	(154)	1,920	3,840
Liabilities	(18,104)		363	(4,526)	(9,052)
	(10,423)		209	(2,606)	(5,212)
Assets	1,910	Pound	(20)	478	955
Liabilities	(4,753)	Sterling	49	(1,188)	(2,376)
	(2,843)		29	(710)	(1,421)
Assets	378	Peso	(26)	95	189
Liabilities	(752)		51	(188)	(376)
	(374)		25	(93)	(187)
	(23,187)		(286)	(5,762)	(11,408)

(*) The probable scenario was computed based on the following changes: Real x Dollar – a 1.60% depreciation of the Real relative to the Dollar / Yen x Dollar – a 0.91% appreciation of the Yen / Dollar x Euro: a 3.43% depreciation of the Euro / Dollar x Pound Sterling: a 2.61% depreciation of the Pound Sterling / Dollar x Peso: a 3.83% depreciation of the Peso. The data were obtained from the Focus Report of the Central Bank of Brazil and from Bloomberg.

The impact of foreign exchange depreciation / appreciation does not jeopardize the liquidity of the Company in the short term due to the balance between liabilities, assets, revenues and future commitments in foreign currency, since most of its debt mature in the long term.

30.3.   Interest rate risk management

The Company considers that exposure to interest rate risk does not cause a significant impact and therefore, preferably does not use derivative financial instruments to manage interest rate risk, except for specific situations encountered by certain companies of the Petrobras group, such as interest rate swaps in order to exchange a floating interest rate for a fixed rate, aiming at eliminating the mismatch between the cash flows of assets and liabilities from investment projects.

The Company does not intend to settle the transaction before the maturity date, and therefore, adopted hedge accounting for the relationship between the finance debt and the derivative, for which a sensitivity analysis is set out following:

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Interest Rate Derivatives	Risk	Probable Scenario (*)	Stressed Scenario (∆ de 25%)	Stressed Scenario (∆ de 50%)
HEDGE (Derivative - Swap)	LIBOR decline	2	(2)	(4)
Debt	LIBOR increase	(2)	2	4

(*) The probable scenario was obtained based on LIBOR futures.

30.4.   Credit risk

Petrobras is exposed to the credit risk arising from commercial transactions and from cash management, related to financial institutions and to credit exposure to customers. Credit risk is the risk that a customer or financial institution will fail to pay amounts due, relating to outstanding receivables or to financial investments, guarantees or deposits with financial institutions.

Credit risk management in Petrobras aims at reconciling the need for minimizing risk and maximizing the result of commercial and financial transactions, through efficient credit analysis, granting and management based on quantitative and qualitative parameters that are appropriate for each of the market segments in which it operates.

The commercial credit portfolio is much diversified between clients from the domestic market and from foreign markets and credit granted to financial institutions is spread among “Investment Grade” international banks rated by the international rating agencies and highly-rated Brazilian banks.

30.5.   Liquidity risk

Liquidity risk is represented by the possibility of a shortage of cash or another financial assets in order to settle its obligations on the established dates and is managed by the Company based on policies such as: Centralized cash management, in order to optimize the level of cash and cash equivalents held and reduce working capital needed; a robust minimum cash level to ensure that the need of cash for investments and short-term obligations is met even in adverse market conditions; increasing the number of investors in the domestic and international markets through funding opportunities, developing a strong presence in the international capital markets and searching for new funding sources, including new markets and financial products.

A maturity analysis of the long-term debt, including face value and interest payments is set out following:

Maturity	2014	2015	2016	2017	2018	2019	2020 and thereafter	Balance at March 31, 2014	Balance at December 31, 2013
	12,370	12,738	19,076	17,671	20,423	25,202	82,012	189,492	155,174

31.        Fair value of financial assets and liabilities

The hierarchy of recurring fair value measurements of financial assets and liabilities recognized, is set out below:

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

	Fair value measured based on
	Level I	Level II	Level III	Total fair value recorded
Assets
Marketable securities	4,436	−	−	4,436
Commodity derivatives	13.3	−	−	13.3
Foreign currency derivatives	−	23	−	23
Balance at March 31, 2014	4,449.3	23	−	4,472.3
Balance at December 31, 2013	3,895	10	−	3,905

Liabilities
Interest derivatives	−	(18.4)	−	(18.4)
Balance at March 31, 2014	−	(18.4)	−	(18.4)
Balance at December 31, 2013	(20)	(20.6)	−	(40.6)

The estimated fair value for the Company’s long term debt as of March 31, 2014, computed based on the prevailing market rates for operations that have similar nature, maturity and risk to the contracts recognized, is set out in note 15.

32.        Subsequent events

Disposal of interest in UTE Norte Fluminense

On April 11, 2014 Petrobras entered into an agreement with Électricité de France (EDF) group to dispose of its 10% interest in Usina Termelétrica Norte Fluminense (NTF).

This transaction is part of a restructuring program for the Gas & Power segment portfolio, in accordance with the 2014-2018 Business and Management Plan.

33.        Information Related to Guaranteed Securities Issued by Subsidiaries

33.1.   Petrobras Global Finance B.V. (PGF)

Petróleo Brasileiro S.A. - Petrobras has fully and unconditionally guaranteed the debt securities issued by Petrobras Global Finance B.V. (PGF), a 100-percent-owned finance subsidiary of Petrobras. There are no significant restrictions on the ability of Petrobras to obtain funds from PGF.

33.2.   Petrobras International Finance Company – PifCo

PGF acquired all of the outstanding shares of Petrobras International Finance Company S.A. (PifCo) on February 12, 2014. Petróleo Brasileiro S.A. - Petrobras has fully and unconditionally guaranteed the debt securities issued by PifCo, a 100-percent-owned finance subsidiary of Petrobras. There are no significant restrictions on the ability of Petrobras to obtain funds from PifCo.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 12, 2014
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.